                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                 QUARTERLY REPORT FOR PERIOD ENDED JULY 31, 2001


                            Achieva Development Corp.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)


     905 West Pender Street, Suite 201, Vancouver, British Columbia V6C 3L6
     ----------------------------------------------------------------------
                    (Address of principal executive offices)





Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                           Form 20-F  x  Form 40-F
                                     ---           ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes     No  x
                                     ---    ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ---------

                                      INDEX

                                                                                Page
                                                                                ----
Quarterly Report for the period ended July 31, 2001                             F-1

Financial Statements for the period ended July 31, 2001                         F-4










                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            ACHIEVA DEVELOPMENT CORP.

                                            By       /s/ James Bryce
                                              ----------------------------------
                                              James Bryce, President, Chief
                                              Executive Officer and Director

Date: October 16, 2001

=======================================================================================================================
Issuer Details                                For Quarter Ended                            Date of Report
Name of Issuer                                                                             Y        M        D
Achieva Development Corp.                     July 31, 2001                                01       09       28
-----------------------------------------------------------------------------------------------------------------------
Issuer's Address
#201 - 905 West Pender Street
-----------------------------------------------------------------------------------------------------------------------
City               Province                   Postal Code       Issuer Fax No.             Issuer Telephone No
Vancouver             BC                      V6C 1L6           (604) 689-1925             (604) 682-8628
-----------------------------------------------------------------------------------------------------------------------
Contact Name                                  Contact Position                             Contact Telephone No.
James Bryce                                   Director                                     (604) 682-8628
-----------------------------------------------------------------------------------------------------------------------
Contact Email Address                         Website Address
N/A                                           N/A
=======================================================================================================================

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

=======================================================================================================================
Director's Signature                          Print Full Name                              Date Signed
                                                                                           Y        M        D
"James Bryce"                                 James Bryce                                  01       09       28
-----------------------------------------------------------------------------------------------------------------------
Director's Signature                          Print Full Name                              Date Signed
                                                                                           Y        M        D
"Raymond Roland"                              Raymond Roland                               01       09       28
=======================================================================================================================

                            ACHIEVA DEVELOPMENT CORP.

                                QUARTERLY REPORT

                                  JULY 31, 2001



SCHEDULE A:  Financial information

         See attached financial statements


SCHEDULE B:  Supplementary information

1.       See attached financial statements

         There have been no transactions with related parties during the period.

2.       a)   No securities issued during the period.

         b)   No stock options were issued during the period.

3.       a)   Authorized Capital

                 100,000,000 Common voting shares, no par value
                 100,000,000 Class A preference non-voting shares, par value $10 each 100,000,000 Class B preference non-voting shares, par value $50 each

                                                                           Number of
                                                                             Shares                    Amount
                                                                         ----------------         ------------------
              Issued Capital
                  Issued for cash                                             13,141,655          $     3,010,136
                  Issued for services                                             42,858                   45,000
                  Issued to settle debt                                          294,267                  192,007
                  Issued in connection with proposed corporate
                     acquisition                                                  14,285                   35,000
                  Issued for mineral property                                    514,285                  168,000
                                                                         ----------------         ------------------
                                                                              14,007,350          $     3,450,143
                                                                         ================         ==================

         b)   See Notes 5(c) and 5(e) to the attached financial statements.

         c)   See Note 5(d) to the attached financial statements.

         d)   List of Directors and Officers:

              James Bryce, President
              George Anagnost, Secretary
              Raymond Roland

                            ACHIEVA DEVELOPMENT CORP.

                                QUARTERLY REPORT

                                  JULY 31, 2001



SCHEDULE C:       Management Discussion

1. The Company is a natural resource company engaged in the exploration of grass roots mineral properties. The Company has a 100% interest in the Ladue Mineral Claims in Alaska which it has optioned, as to a 50% interest, to another company who is conducting exploration work on the property.

2. As described in Note 6, the terms and conditions of the loan receivable described in Note 3 have changed as a result of the guarantor of the loan assuming responsibility for repayment.

3. The Company continues to control operating expenses and other than the increase in regulatory cost relating to the filing of an amendment to the Form 20F Registration Statement, operating expenses remain low.

4. There were no issuances of shares or other financing activities during the period, however, working capital of $473,048 at July 31, 2001 leaves the Company well equipped to handle its operating and other needs for the future.

5. There were no investor relations activities undertaken by or on behalf of the Company during the period except for dissemination of press releases and exploration updates to the media, interested shareholders, investors, and brokers. No investor relations arrangements or other contracts were entered into during the period.

                                NOTICE TO READER




We have compiled the balance sheet of Achieva Development Corp. as at July 31, 2001 and the statements of deferred exploration expenditures, operations and deficit, and cash flows for the nine months then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.




Vancouver, B.C.

"Morgan & Company"
Chartered Accountants
September 26, 2001

                            ACHIEVA DEVELOPMENT CORP.

                                  BALANCE SHEET
                       (UNAUDITED - SEE NOTICE TO READER)
                              (IN CANADIAN DOLLARS)

--------------------------------------------------------------------------------------------------------------------
                                                                                  JULY 31            OCTOBER 31
                                                                                    2001                2000
--------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT
     Cash and cash equivalents                                               $        505,785    $        786,574
     Goods and Services Tax recoverable                                                 2,434               1,551
     Loan receivable                                                                    5,200               5,200
                                                                             ---------------------------------------
                                                                                      513,419             793,325

OFFICE FURNITURE, at cost less accumulated depreciation                                 1,571               1,919
INVESTMENTS (Note 2)                                                                  121,525             121,525
LOANS RECEIVABLE (Note 3)                                                             233,725              -
MINERAL PROPERTIES (Note 4)                                                             3,613               3,613
DEFERRED EXPLORATION EXPENDITURES                                                      56,424              52,979
                                                                             ---------------------------------------

                                                                             $        930,277    $        973,361
====================================================================================================================

LIABILITIES

CURRENT
     Accounts and advances payable                                           $         34,651    $         10,471
     Loans payable                                                                      5,720               5,720
                                                                             ---------------------------------------
                                                                                       40,371              16,191
                                                                             ---------------------------------------

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 5)                                                              3,450,143           3,450,143

DEFICIT                                                                            (2,560,237)         (2,492,973)
                                                                             ---------------------------------------
                                                                                      889,906             957,170
                                                                             ---------------------------------------

                                                                             $        930,277    $        973,361
====================================================================================================================

                            ACHIEVA DEVELOPMENT CORP.

                 STATEMENT OF DEFERRED EXPLORATION EXPENDITURES
                       (UNAUDITED - SEE NOTICE TO READER)
                              (IN CANADIAN DOLLARS)



--------------------------------------------------------------------------------------------------------------------
                                                                                         NINE
                                                                                        MONTHS           YEAR
                                                                                         ENDED           ENDED
                                                                                        JULY 31       OCTOBER 31
                                                                                         2001            2000
--------------------------------------------------------------------------------------------------------------------

EXPLORATION EXPENDITURES
     Professional fees and wages                                                     $       -      $      13,210
     Transportation                                                                          -              4,304
     Assays                                                                                   782             770
     Filing fees                                                                            2,663           4,184
     Other                                                                                   -                889
                                                                                     -------------------------------
                                                                                            3,445          23,357

DEFERRED EXPLORATION EXPENDITURES, BEGINNING OF PERIOD                                     52,979         121,887
                                                                                     -------------------------------
                                                                                           56,424         145,244
WRITE OFF COSTS ASSOCIATED WITH ABANDONED PROPERTY                                           -             92,265
                                                                                     -------------------------------

DEFERRED EXPLORATION EXPENDITURES, END OF PERIOD                                     $     56,424   $      52,979
====================================================================================================================


ALLOCATION OF DEFERRED EXPENDITURES
       Alaska Properties:
           Ladue claims                                                              $     56,424   $      52,979
====================================================================================================================

                            ACHIEVA DEVELOPMENT CORP.

                       STATEMENT OF OPERATIONS AND DEFICIT
                       (UNAUDITED - SEE NOTICE TO READER)
                              (IN CANADIAN DOLLARS)


---------------------------------------------------------------------------------------------------------------------------------
                                                         THREE MONTHS ENDED                        NINE MONTHS ENDED
                                                              JULY 31                                   JULY 31
                                                       2001                 2000                 2001                 2000
---------------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME                               $            5,467   $            7,196   $           26,882   $           13,912
                                              -----------------------------------------------------------------------------------

EXPENSES
     Depreciation                                            116                  156                  348                  467
     Interest and foreign exchange                           588               (3,929)              (4,912)              (8,964)
     Office rent, telephone and sundry
                                                             266                9,414               19,238               32,455
     Professional fees                                     2,550               54,693               64,269               69,051
     Regulatory authorities and transfer
       agent                                               9,525                2,560               15,203                7,246
                                              -----------------------------------------------------------------------------------
                                                          13,045               62,894               94,146              100,255
                                              -----------------------------------------------------------------------------------

LOSS BEFORE THE FOLLOWING                                 (7,578)             (55,698)             (67,264)             (86,343)

GAIN (LOSS) ON SALE OF INVESTMENTS                        -                      (443)             -                    114,138
                                              ----------------------------------------------------------------------------------

INCOME (LOSS) FOR THE PERIOD                              (7,578)             (56,141)             (67,264)              27,795

DEFICIT, BEGINNING OF PERIOD                          (2,552,659)          (2,251,579)          (2,492,973)          (2,335,515)
                                              -----------------------------------------------------------------------------------

DEFICIT, END OF PERIOD                        $       (2,560,237)  $       (2,307,720)  $       (2,560,237)  $       (2,307,720)
=================================================================================================================================


LOSS PER SHARE                                $           (0.01)   $           (0.01)   $          (0.01)    $            0.01
=================================================================================================================================


WEIGHTED AVERAGE NUMBER OF SHARES
  OUTSTANDING                                         14,007,350           13,114,016           14,007,350           11,391,795
=================================================================================================================================

                            ACHIEVA DEVELOPMENT CORP.

                             STATEMENT OF CASH FLOWS
                       (UNAUDITED - SEE NOTICE TO READER)
                              (IN CANADIAN DOLLARS)



---------------------------------------------------------------------------------------------------------------------------
                                                               THREE MONTHS ENDED                 NINE MONTHS ENDED
                                                                     JULY 31                           JULY 31
                                                                2001            2000              2001             2000
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss) for the period                    $       (7,578)  $     (56,141)  $       (67,264)  $       27,795
     Adjustments for:
         Depreciation                                               116             156               348              467
         (Gain) Loss on sale of investment                         -                443             -             (114,138)
                                                         ------------------------------------------------------------------
                                                                 (7,462)        (55,542)          (66,916)         (85,876)

     Changes in non-cash working capital items:
         (Increase) Decrease in receivables                         781            (942)             (883)          (1,478)
         (Increase) Decrease in loan receivable                    -               -             (233,725)           -
         Increase (Decrease) in accounts payable                 (2,213)          3,241            24,180           13,189
                                                         ------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES                             (8,894)        (53,243)         (277,344)         (74,165)
                                                         ------------------------------------------------------------------

CASH FLOWS FROM  INVESTING ACTIVITIES
     Proceeds on sale of investment                                -              3,848             -              231,042
     Exploration expenditures                                      -            (13,333)           (3,445)         (23,357)
                                                         ------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES                               -             (9,485)           (3,445)         207,685
                                                         ------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
     Shares issued for cash                                        -            283,333             -              633,333
     Increase (Decrease) in share subscription received            -               -                -                -
     Option payment received                                       -               -                -                2,887
     Increase (Decrease) in loans payable                          -               -                -              (97,188)
                                                         ------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES                               -            283,333             -              539,032
                                                         ------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS             (8,894)        220,605          (280,789)         672,552

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                  514,679         545,300           786,574           93,353
                                                         ------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                 $      505,785   $     765,905   $       505,785   $      765,905
===========================================================================================================================

                            ACHIEVA DEVELOPMENT CORP.

                          NOTES TO FINANCIAL STATEMENTS

                                  JULY 31, 2001
                       (UNAUDITED - SEE NOTICE TO READER)



1.   A)  NATURE OF OPERATIONS

         The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable.

         The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from the disposition thereof.


     B)  ACCOUNTING POLICIES

         i)   Depreciation

              Office furniture is depreciated at the rate of 20% on the declining balance basis.

         ii)  Investments

              The Company records portfolio investments at cost. The cost of portfolio investments is written down to market value when a decline in value is other than temporary.

         iii) Mineral Property and Related Exploration Expenditures

              The Company defers all direct expenditures on properties and areas in which it is interested. At such time as the Company loses or abandons title or its interest in any property, the accumulated expenditure on such property is charged to operations. If any property reaches commercial production applicable deferred expenditures will be amortized against related production revenues on the unit of production method based on the property's estimated reserves. The amounts shown for mineral properties represent costs to date and do not necessarily represent present or future values.

         iv)  Stock Based Compensation

              Employee and director stock options granted by the Company (as described in Note 5(e)) are not recognized in the accounts until exercised, and then are recorded only as a credit to share capital to the extent of the exercise price. No remuneration expense is recorded by the Company on the excess, if any, of the trading price of the stock over the exercise price.

                            ACHIEVA DEVELOPMENT CORP.

                          NOTES TO FINANCIAL STATEMENTS

                                  JULY 31, 2001
                       (UNAUDITED - SEE NOTICE TO READER)

1.   B)  ACCOUNTING POLICIES (Continued)

         v)   Use of Estimates

              The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimate as additional information become available in the future.

         vi)  Financial Instruments

              The Company's financial instruments consist of cash, accounts receivable, and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

         vii) Loss per Share

              Loss per share has not been calculated as it is not considered meaningful at this stage of the Company's operations.

2.       INVESTMENTS

                                                                                        JULY 31        OCTOBER 31
                                                                                          2001            2000
                                                                                     --------------------------------
    a) South American Minerals Inc., 90,000 common shares with a market value at
       July 31, 2001 of $31,284, 90,000 common shares with a market value of
       $72,900 at October 31, 2000                                                   $      96,525   $        96,525

    b) Luminex Ventures Inc., 50,000 common shares with a market value at July 31,
       2001 of $1,500, 50,000 common shares with a market value of $3,500 at
       October 31, 2000                                                                     25,000            25,000
                                                                                     --------------------------------

                                                                                     $     121,525   $       121,525
                                                                                     ================================

                            ACHIEVA DEVELOPMENT CORP.

                          NOTES TO FINANCIAL STATEMENTS

                                  JULY 31, 2001
                       (UNAUDITED - SEE NOTICE TO READER)

3.   LOANS RECEIVABLE

                                                                                       JULY 31        OCTOBER 31
                                                                                         2001            2000
                                                                                    -------------------------------
    Repayable on June 16, 2001 with interest at 10% per annum to June 16, 2001
      and at 18% per annum thereafter                                               $     155,850   $     -

    Repayable on July 27, 2001 with interest at 10% per annum to July 27, 2001
      and at 18% per annum thereafter                                                      77,875         -

    These loans have been guaranteed by a third party who has provided security in support of the guarantee.
                                                                                    -------------------------------

                                                                                    $     233,725   $     -
                                                                                    ===============================

4.   MINERAL PROPERTIES

                                                                                        JULY 31        OCTOBER 31
                                                                                          2001            2000
                                                                                     --------------------------------
    a)   Ladue Mineral Claims, Alaska

         The Company has entered into an agreement to acquire, subject to a 1% net smelter return, a 100% interest in 62 claim blocks in the Tanana
         Uplands area of southern Alaska. The agreement, provides for a cash payment of $10,000 and the issuance of 50,000 as consideration for the acquisition of the claims.

         Paid to date
            Cash                                                                     $      10,000   $       10,000
            Shares (50,000 common shares)                                                   21,500           21,500
                                                                                     --------------------------------
                                                                                            31,500           31,500
            Option payments received  - Cash                                                (2,887)          (2,887)
                                            - 50,000 common shares                         (25,000)         (25,000)
                                                                                     --------------------------------
                                                                                             3,613            3,613
                                                                                     --------------------------------

         The Company has granted a company, related by a common director, the option to acquire 50% of its interest in the Ladue Mineral Claims. In order to earn its interest in the claims optionee must make a cash payment of $2,000 U.S. (paid), issue up to 100,000 common shares
         (50,000 common shares issued), and expend $50,000 U.S. on the property by September 30, 2001.

                            ACHIEVA DEVELOPMENT CORP.

                          NOTES TO FINANCIAL STATEMENTS

                                  JULY 31, 2001
                       (UNAUDITED - SEE NOTICE TO READER)


4.   MINERAL PROPERTIES (Continued)

                                                                                        JULY 31         OCTOBER 31
                                                                                          2001             2000
                                                                                     --------------------------------
    b)   Mac and Dall Mineral Claims, Alaska

         The Company has acquired, by staking, a 50% interest in two claim groups, each consisting of 20 mineral claims and 4 prospecting sites in the Tanana Uplands area of southern Alaska.

         During the year ended October 31, 2000, the Company abandoned its
         interest in these mineral claims.                                           $       -       $        -
                                                                                     --------------------------------

    c)   Shaw Creek - Big Delta Quadrangle, Alaska

         The Company acquired, by staking, a 50% interest in 4 blocks of 24 prospecting sites located on Shaw Creek-Big Delta Quadrangle, Alaska.

         - Staking costs                                                                    57,400           57,400

         In addition, the Company has signed a letter of intent, subject to regulatory approval, to acquire, subject to a 1.5% net smelter royalty, the other 50% interest in the above noted prospecting sites for the following consideration:

         - U.S. $30,000 on signing
         - 200,000 shares

         Paid to date                                                                       45,330           45,330
                                                                                     --------------------------------
                                                                                           102,730          102,730
         Written off on abandonment                                                        102,730          102,730
                                                                                     --------------------------------
                                                                                             -                -
                                                                                     --------------------------------

                                                                                     $       3,613   $        3,613
                                                                                     ================================

                            ACHIEVA DEVELOPMENT CORP.

                          NOTES TO FINANCIAL STATEMENTS

                                  JULY 31, 2001
                       (UNAUDITED - SEE NOTICE TO READER)

5.   SHARE CAPITAL

     a)  Authorized
                100,000,000 Common voting shares, no par value
                100,000,000 Class A preference non-voting shares, par value $10 each 100,000,000 Class B preference non-voting shares, par value $50 each

     b)  Issued                                                                       NUMBER
                                                                                    OF SHARES          AMOUNT
                                                                                  ----------------------------------
         Balance, October 31, 2000                                                     14,007,350 $     3,450,143
                                                                                  ==================================

         Balance, July 31, 2001                                                        14,007,350 $     3,450,143
                                                                                  ==================================

     c) As at April 30, 2001, the Company has outstanding non-transferable share purchase warrants for the purchase of up to 2,333,333 common shares at $0.15 per share for one year, or at $0.175 per share during the second year. The warrants expire on different dates from January 14, 2002 through February 16, 2002.

     d) Of the issued shares, 140,626 are held in escrow subject to approval for release by the regulatory authorities.

     e) As at July 31, 2001, the Company had outstanding incentive stock options for the purchase of up to 447,000 shares at $0.26 per share to July 16, 2003.


6.   SUBSEQUENT EVENT

     Subsequent to July 31, 2001, the guarantor of the loan described in Note 3 has assumed responsibility for the repayment of the loan, and has agreed to make 12 consecutive monthly payments of US$12,500 plus accrued interest.